EXHIBIT 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                         NEWS RELEASE

Zarlink Reaffirms First Quarter Fiscal 2009 Guidance and Provides Comments on Proxy Issued by Hedge Fund

OTTAWA, CANADA, July 8, 2008 - Zarlink Semiconductor (NYSE/TSX: ZL) today reaffirmed its guidance for the first quarter of Fiscal 2009 and provided its first comments on the proxy circular issued yesterday.

      As provided in earlier guidance, first quarter Fiscal 2009 revenue will be approximately US$59-61 million, an increase of 8-11 percent versus fourth quarter Fiscal 2008 revenue, with growth coming from Wired, Medical and Optical Communications products. The Company also reiterated that gross margins will be 46-48 percent in the first quarter of Fiscal 2009, excluding integration costs of US$1.0-1.5 million. In addition, total research and development and selling and administrative expenses are expected to be US$25-26 million, or between 42-43 percent of revenue. In addition, the Company is reaffirming its expectation for breakeven earnings per share.

      The financial guidance outlined above demonstrates that the Management Team and Board of Directors are executing on a clearly set strategy. As a first response to the proxy circular filed yesterday, Kirk Mandy, President and CEO, Zarlink Semiconductor, said the following:

      "As evidenced by the trading pattern disclosed in the circular issued by hedge fund manager Mr. Scott Leckie, Mr. David Banks and Mr. Daniel Owen, these individuals are traders rather than long-term holders of the shares. At the same time, the circular misstates Zarlink's financial results, product direction and strategy. As one example, we have made progress in our cost-reduction efforts and are now significantly better than the operating expense metrics of comparable companies in our sector, which Mr. Leckie highlighted in the circular as a key objective of their plan. We expect to continue these efficiency improvements in order to drive further operating margin improvements and profitability."

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      Dr. Henry Simon, Chairman of Zarlink's Board of Directors, continued,
"Zarlink's Management Team and Board of Directors have consistently outlined its strategy to create shareholder value. We are pleased to see that the traders' purported plan for the Company imitates and endorses the strategy already adopted and being executed by Zarlink's Management Team and current Board."

      Key elements of the Company's strategy include:

o Targeting the Right Markets Through Solutions: The Management Team and Board of Directors are successfully positioning Zarlink as a higher-value solutions provider delivering products that solve key problems for our customers. This includes new products targeting the fast-growing network timing, voice-over-packet, optical interconnect and medical wireless markets.

o Focusing the Business: Zarlink's Board of Directors and Management Team are extremely active in evaluating our lines of business, product portfolio and the demands of an ever-changing market to ensure the Company is positioned for success. We have exited the money-losing set-top box, packet switching and foundry businesses, while adding key products and expertise to strengthen our portfolio. The acquisition of Legerity provides us with market-leader technology required to deliver voice service over cable and broadband networks.

o Establishing Clear Leadership in Target Markets: Zarlink's Board of Directors and Management Team boasts key market-leading customers in each sector that depend on Zarlink products. For example, in the medical market, Zarlink is the only supplier with standards-based ultra low power radios for implantable medical devices. Zarlink also introduced a whole new class of optical interconnect products for high performance computing markets. Through the Legerity acquisition, we gained a market-leading portfolio of voice interface products required by telephone and cable operators to deliver integrated voice, television and Internet services.

o Lowering Costs: Zarlink's Board of Directors and Management Team are continuing to work diligently to lower costs. The acquisition of Legerity has in large part allowed Zarlink to reduce its cost structure by exiting the analog foundry business, supply chain consolidation, and outsourcing internal test and assembly activities. This allows the Company to focus solely on its chosen markets, while improving margins in the coming year.

      The hedge fund's call for the removal of Zarlink's CEO and Chairman of the Board and five directors would have immediate and lasting negative consequences for the Company's growth prospects for the future. Furthermore, Zarlink believes that Mr. Leckie's decision to take such action at this time is highly disruptive and forces the Company to incur unnecessary costs.

      Shareholders are urged to continue to support the strong and well-qualified Board, along with Zarlink's experienced and capable CEO and Chairman, against the hedge fund's self-serving, short-sighted proposal. Zarlink intends to provide additional updates to shareholders in the coming days.

Important shareholder voting instructions

      The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or at least 24 hours in advance of the proxy cut-off. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.

      We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

      Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com